Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

April 20, 2016	48203-030

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Amendment No. 3 to Registration Statement on Form S-1 File No. 333-207938

Dear Ms. Mills-Apenteng

On behalf of our client, Monster Digital, Inc., a Delaware corporation (the “Company”), we hereby file Amendment No. 3 to the Company’s Registration Statement on Form S-1, as originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 10, 2015 (the “Amendment No. 3”). Amendment No. 3 is hereby filed to provide responses to comments (the “Comments) of the staff of the Commission (the “Staff”) issued in a letter dated January 29, 2016 (the “Staff’s Letter”) relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 as filed with the Commission on January 11, 2016. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 3. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 3.

Risk Factors, page 12

1. We note your disclosure on page 69 that Mr. Clarke also serves as the CEO of GSB Holdings, Inc. Disclose in an appropriate location of the prospectus the amount of time Mr. Clarke expects to devote to your business. Further, tell us what consideration you gave to disclosing the risks resulting from Mr. Clarke serving concurrently as the CEO for both entities. For example, discuss the risks pertaining to allocation of time and/or conflicts of interest.

In response to the Staff’s comment, revisions have been made to Mr. Clarke’s background information located in the section entitled “Management – Executive Officers and directors located on page 68 of Amendment No. 3. In addition, a risk factor addressing this matter titled “Risk Factors – Substantially all of our executive officers were only recently appointed to their current roles and have a limited history of working together as a management group” has been added on page 23 of Amendment No. 3.

April 20, 2016

2. Your chief executive and financial officers were appointed to these positions in December and September 2015, respectively. Additionally, three of your vice presidents, Neal Bobrick, Marc S. Matejka, and Vivek Tandon, were appointed to those positions during 2015. Tell us what consideration you gave to including a separately captioned risk factor alerting investors to any material risks resulting from having a management team that was only recently appointed to their current roles.

In response to the Staff’s comment and as mentioned above, a separate risk factor addressing this matter titled “Risk Factors – Substantially all of our executive officers were only recently appointed to their current roles and have a limited history of working together as a management group” has been added on page 24 of Amendment No. 3.

3. We note your disclosure on page 88 stating that if you fail to maintain the effectiveness of the registration statement and current prospectus relating to the common stock issuable upon exercise of the Unit Warrants, the holders of the warrants shall have the right to exercise the Unit Warrants solely via a cashless exercise feature provided for in the Unit Warrants, until such time as there is an effective registration statement and current prospectus. Tell us what consideration you gave to identifying and discussing this risk in a separately captioned risk factor.

In response to the Staff’s comment, changes have been made to risk factor titled “Risk Factors -Although we are required to use our best efforts to have an effective registration statement covering the issuance of the shares of common stock underlying the Unit Warrants at the time that holders of our Unit Warrants exercise their Unit Warrants, we cannot guarantee that a registration statement will be effective, in which case holders of our Unit Warrants shall have the right to exercise the Unit Warrants solely via a cashless exercise feature provided for in the Unit Warrants and may not be able to receive freely tradable shares of our common stock upon exercise of the Unit Warrants” on page 33 of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 50

4. We note from your disclosures on page 52 that you currently anticipate that your company will need minimum funding of approximately $11.0 million to conduct your proposed operations in 2016. Please provide us with an analysis demonstrating how you determined the minimum amount of funding you will require to conduct your proposed operations for the next 12 months. Your analysis should include how you plan to satisfy your current liabilities as well as fund your current operations in 2016. It appears risk factor disclosure may be warranted.

April 20, 2016

Please note that we are informed by the Company of the following:

The Company believes that is has made a conservative estimate of funds required from the public offering to fund operations. The estimate is conservative in that the Company believes it could go forward with its anticipated operations with a lesser amount if necessary. For instance, the Company’s cash projections assume discontinuing the use of accounts receivable financing in order to eliminated the interest expense related to factoring. Please note that the Company will continue to have that financing vehicle as an option if necessary even though it currently does not plan on utilizing this facility given the anticipated improvement in working capital projected after the public offering. In addition, near term reductions in current liabilities, including bringing in inventory to support sales growth, are estimated to be approximately $1.8 million and longer term reductions over the course of calendar 2016 are expected to be an approximate additional $1.2 million. The primary requirements for funding are for working capital in regards to purchasing and paying for inventory under terms that cause such outflows to occur in advance of the inflows from the accounts receivable. On that basis, with $11.0 million in funding from the public offering, current projections are that the lowest cash balance in the 12 months following the offering would be approximately $4.0 million.

Unaudited Consolidated Financial Statements for the Nine Months Ended September 30, 2015, page F-22

5. We note your response to prior comment 4. Clarify the terms and conditions associated with customer refunds. Please explain how you accounted for this product return as of December 31, 2014 and describe why the balance was reclassified as a refund. In this regard, clarify whether the refund represents payments received by you from this customer. Indicate whether the underlying revenue has been reversed. Tell us the relative periods in which a product may be returned. Explain how you determined that returns can be reasonably estimated. Describe in detail how you considered the criteria in ASC 605-15-25-1(f) and 605-15-25-3 and 4. In addition, clarify why the refund is being added to cash flows from operations if the returns were recorded in the prior periods

Please note that we are informed by the Company of the following:

The Company in the normal course of business sells goods with a right of return for defective product. Returns for defective product can be made by customer at any time subject to approval by the Company in the form of a returned merchandise authorization (“RMA”) to be issued by the Company. Other than one special circumstance authorized as a customer accommodation, the Company has not authorized or experienced returns other than for defective product. Such RMA returns have historically occurred at approximately 1% of total gross sales and the Company has fully reserved for such returns. In such cases, revenue is recognized as per ASC 605. Product is shipped F.O.B. destination at which time title and risk of loss pass to the customer upon delivery. Revenue is only recognized by the Company upon confirmation of delivery per third party delivery documents. There are no obligations for future performance at the time of sale.

April 20, 2016

The Company is able to reasonably estimate returns and reserves for such returns as a percentage of sales based on historical return evidence. The Company confirms that the reserve for returns balance at each reporting period is reasonably representative of actual returns that have been recorded against the reserve.

The Company learned through communications with a customer that a particular, one-time return was likely and that such return was expected to be in excess of the calculated reserve for that customer. In this particular case, a specific additional reserve was established and was recorded as a contra sale in the fourth quarter of 2014 for approximately $1.8 million. The customer paid for these products in the first quarter of 2015. In the second and third quarter of 2015, the customer returned products worth approximately $1.8 million. Since the customer already paid for these products, the reserve for return related to this transaction was reclassified in the third quarter of 2015 from accrued expenses to customer refund when the customer was issued the debit memo for the items returned.

In the cash flow statement, the refund is being added in the operating activities and a corresponding decrease was made to the accrued expenses. In aggregate, this transaction did not have any impact on cash flows from operations in 2015 since the increase in customer refund was offset by a corresponding decrease in accrued expenses in the cash flow statement.

The Company has no sales terms with any customer that implicitly or explicitly excuse the customer from payment until our products are resold by the customer. Once the goods are delivered, the customer’s obligation to pay the Company would not be changed in the event of theft or physical destruction of the goods. Title and risk of loss pass upon the delivery to the customer. The invoice price to customers is fixed at the date of sale so that allowances against sales can be reasonably estimated as revenue is recorded. The Company estimates product returns, price protection and market development funds in order to maintain appropriate reserves based on the historical relationship between such adjustments as a percentage of gross sales. Adjustments to reserve provisioning and to the reserve balances themselves are made in conjunction with the Company’s quarterly review of financial statements.

The Company does not believe its ability to reasonably estimate future returns has been precluded by the factors listed in ASC 605-15-25-3. Specifically:

•	Changes in demand – The Company does not believe there are changes in demand that represent a change in circumstances impacting our ability to estimate future product returns.

April 20, 2016

•	Relatively long periods in which a particular product may be returned - Retail customers require product delivery with relatively short lead times and hold as little inventory as possible. Consequently, the Company can reasonably estimate future returns based on past experience with a well-established customer base that reorders on a regular basis.

•	Absence of historical experience with similar types of sales of similar products – The Company is well established in the memory market place.

•	Inability to apply such experience because of changing circumstances – The Company has a stable product offering to specific customers, whether directly to retail end-user or through established distribution channels.

•	Absence of a large volume of relatively homogeneous transactions – The Company has sold products in large volumes over a period of several years in relatively homogeneous transactions.

Please direct any questions with respect to this confidential submission to the undersigned at Manatt, Phelps & Phillips, LLP, 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626, phone (714) 371-2500 or email TPoletti@manatt.com.

Very truly yours,
Manatt, Phelps & Phillips, LLP
/s/ Thomas J. Poletti
Thomas J. Poletti

Enclosure

cc:	David H. Clarke, Chief Executive Officer

Jawahar Tandon, Executive Chairman of the Board

David Olert, Vice President, Finance and Chief Financial Officer

Ralph DeMartino, Schiff Hardin, LLP